First Capital Real Estate Trust, Inc.

60 Broad Street

New York, New York 10004

February 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	First Capital Real Estate Trust, Inc. Request for Withdrawal of Registration Statement on Form S-11 File No. 333-206418

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First Capital Real Estate Trust, Inc., a Maryland corporation (the “Company”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-11, originally filed August 14, 2015 (File No. 333-206418) (together with all exhibits thereto, the “Registration Statement”).

At this time, the Company has determined not to proceed with its follow-on public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.  The Company confirms that no securities of the Company were sold pursuant to the Registration Statement.  In accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions regarding the foregoing application for withdrawal, please call Peter M. Fass at Proskauer Rose LLP, counsel to the Company, at (212) 969-3445.

Very truly yours,

First Capital Real Estate Trust, Inc.

/s/ Suneet Singal

Suneet Singal

Chief Executive Officer and

Chairman of the Board of Directors

cc:	Jason Emala, Esq.